Exhibit 99.1

Check-Cap to Present at the 8Th Annual LD Micro Invitational

LOS ANGELES, CA / ACCESSWIRE / May 29, 2018 / Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK, CHEKW, CHEKZ), a clinical stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule preparation-free, colorectal cancer screening, today announced that it will be presenting at the 8th annual LD Micro Invitational on Tuesday, June 5 at 11:30 AM PDT / 2:30 PM EDT. Alex Ovadia, CEO of Check-Cap will be giving the presentation and meeting with investors.

To access a live webcast of this presentation, please visit http://ir.check-cap.com/events-and-presentations.  A replay will be available for 90 days following the presentation.

“The event is slated to be our largest Invitational to date.” stated Chris Lahiji, President of LD Micro. “When the fires caused the cancellation of our Main Event back in December, we vowed to come back even stronger. This event showcases our firm’s ability to attract the most unique and exciting names in micro-cap.”

The conference will be held at the Luxe Sunset Bel Air Hotel, will feature 230 companies in the small-cap / micro-cap space, and will be attended by over 1,000 individuals.

View Check-Cap’s profile here:  www.check-cap.com

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About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, an ingestible capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

About LD Micro

LD Micro was founded in 2006 with the sole purpose of being an independent resource in the microcap space. The firm hosts several influential conferences annually (Invitational, Summit, and Main Event).

In 2015, LDM launched the first pure microcap index (the LDMi) to exclusively provide intraday information on the entire sector. LD will continue to provide valuable tools for the benefit of everyone in the small and micro-cap universe.

For those interested in attending, please contact David Scher at david@ldmicro.com or visit www.ldmicro.com for more information.

Investor Contacts
Vivian Cervantes
PCG Advisory
646-863-6274
vivian@pcgadvisory.com

Meirav Gomeh-Bauer
+972-54-4764979
Meirav@bauerg.com

Source: Check-Cap via LD Micro